SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               _________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                                Ribapharm Inc.
                -----------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                -----------------------------------------------
                        (Title of Class of Securities)


                                   762537108
               ------------------------------------------------
                                (CUSIP Number)


                               December 31, 2002
             -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762537108                    13G            Page  2  of  5  Pages
------------------------------------------------------------------------------

      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              ICN Pharmaceuticals, Inc.
------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              [   ]  (a)
              [   ]  (b)
------------------------------------------------------------------------------

      3       SEC USE ONLY
------------------------------------------------------------------------------

      4       CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
------------------------------------------------------------------------------

           NUMBER OF          5     SOLE VOTING POWER
            SHARES                  120,100,000
         BENEFICIALLY         ------------------------------------------------
           OWNED BY
             EACH             6     SHARED VOTING POWER
           REPORTING                -0-
            PERSON            ------------------------------------------------
             WITH
                              7     SOLE DISPOSITIVE POWER
                                    120,100,000
                              ------------------------------------------------

                              8     SHARED DISPOSITIVE POWER
                                    -0-
------------------------------------------------------------------------------

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              120,100,000
------------------------------------------------------------------------------

     10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES [  ]

------------------------------------------------------------------------------

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              80.1%
------------------------------------------------------------------------------

     12       TYPE OF REPORTING PERSON
              CO
------------------------------------------------------------------------------

Item 1(a).  Name of Issuer.

Ribapharm Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

3300 Hyland Avenue
Costa Mesa, CA  92626

Item 2(a).  Name of Person Filing.

ICN Pharmaceuticals, Inc.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

3300 Hyland Avenue
Costa Mesa, CA  92626

Item 2(c).  Citizenship.

Delaware

Item 2(d).  Title of Class of Securities.

Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number.

762537108

Item 3. If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable as this Schedule is filed pursuant to Rule 13d-1(d).

Item 4.  Ownership.

(a) Amount beneficially owned:
           120,100,000 shares

(b) Percent of class:
           80.1%

(c) Number of shares as to which such person has:

           (i) Sole power to vote or direct the vote:
                     120,100,000 shares

           (ii) Shared power to vote or direct the vote:
                     -0-

           (iii) Sole power to dispose or to direct the disposition:
                     120,100,000 shares

           (iv) Shared power to dispose or to direct the disposition:
                     -0-

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2003

                                      ICN PHARMACEUTICALS, INC.


                                      By: /s/ Gregory Keever
                                          -------------------------
                                          Name:   Gregory Keever
                                          Title:  Executive Vice President,
                                                  General Counsel and
                                                  Corporate Secretary